Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no substantive operations, we conduct our operations primarily through the operating entity, Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi Beijing”), which is an online marketing solution provider based in China. The operating entity is dedicated to helping its advertiser customers manage their online marketing activities to achieve their business goals. The operating entity advises advertisers on online marketing strategies, offers value-added advertising optimization services and facilitates the deployment of online ads through the form of short video ads.

Our net revenue was $23.50 million and $23.95 million for six months ended December 31,2023 and 2024, respectively. Our net loss was $0.23 million for six months ended December 31, 2024, while the net income was $0.76 million for six months ended December 31, 2023.

Major Factors Affecting Our Results of Operations

Availability and dynamics of user traffic

The operating entity currently relies on media platforms of a third party, ByteDance, to acquire user traffic for its advertiser customers during the historical reporting periods. If it fails to maintain its business relationship with ByteDance or ByteDance its popularity, business, financial condition, and results of operations could be materially and adversely affected, especially if it could not be able to obtain sufficient user traffic from any alternative platform.

Customer Acquisition and Retention

The operating entity’s customers are primarily in the healthcare industry. The operating entity’s ability to increase the number of healthcare industry advertisers largely depends on its ability to provide one-stop comprehensive online marketing services to improve their return on investment (“ROI”) in online advertisements. It had 338 and 389 advertisers customers during the year ended Dec 31, 2023 and 2024, respectively.

The operating entity’s future sales and marketing efforts will relate to customer acquisition and retention, and general marketing. It intends to keep allocating significant resources to increase the advertisers’ return on ad expenditure.

Regulatory Environment

The operating entity’s business is subject to complex and evolving laws and regulations in China. Many of these laws and regulations are relatively new and subject to changes and uncertain interpretation, and could result in claims, changes to its business practices, monetary penalties, increased cost of operations, declines in user growth or engagement, or other harm to its business.

Results of Operations

For six months ended December 31, 2023 and 2024

The following table shows key components of our results of operations for six months ended December 31, 2023 and 2024, in U.S. dollars and as a percentage of fluctuations.

	For six months ended December 31,		Change
	2023	2024	Amount	%
	(US$)	(US$)
Revenue	23,503,910	23,954,998	451,088	2%
Cost of revenue	22,302,522	23,474,605	1,172,083	5%
Gross profit	1,201,388	480,393	(720,995)	(60)%

Operating expenses
Sales and marketing	20,564	30,273	9,709	47%
General and administrative	331,610	509,915	178,305	54%
Research and development	30,842	67,556	36,714	119%
Asset impairment loss
Total operating cost and expenses	383,016	607,744	224,728	59%

Income from operations	818,372	(127,351)	(945,723)	(116)%
Finance cost	(16,789)	133,652	150,441	896%
Other income, net	(1,355)	(4,224)	(2,869)	212%

Income before income taxes	800,228	2,077	(798,151)	(100)%
Income taxes	40,030	234,610	194,580	486%
Net Income	760,198	(232,533)	(992,731)	(131)%

Foreign currency translation loss	(604,934)	(46,620)	558,314	92%
Total comprehensive loss	155,264	(279,153)	(434,417)	(280)%

Revenue

We generate revenue from providing one-stop online marketing solutions, including traffic acquisition from mainstream online media platforms, content production, data analysis and advertising campaign optimization, to advertisers through the operating entity. Net revenue was $23.50 million and $23.59 million for six months ended December 31, 2023 and 2024, respectively. The increase in our revenue is mainly attributable to the increase in the number of customers we served, from 338 for the six months ended December 31, 2023 to 389 in the comparative period ended December 31,2024. The average revenue per customer decreased slightly from $69,538 for six months ended December 31, 2023 to $61,581 for six months ended December 31, 2024. The decline was mainly due to the online advertising segment entering a more mature stage of development, followed with intensified price competition as customers gained more options among a growing and diversified pool of marketing solutions providers.

Cost of revenue

Our cost of revenue consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for business operation staff. The cost of revenue increased by $1.17 million or 5%, from $22.30 million for six months ended December 31, 2023 to $23.47 million for six months ended December 31, 2024. The increase in costs was due to the company's first overseas business through agents, which increased costs

Gross profit and gross margin

Our gross profit decreased by $0.72 million, from $1.20 million for six months ended December 31, 2023, to $0.48 million for six months ended December 31, 2024. Gross profit as a percentage of revenue (“gross margin”) was 2.01% for six months ended December 31, 2024, lower than that of 5.11% for six months ended December 31, 2023. The decrease was mainly due to the intense market competition, resulting a lower price of the operating entity’ services.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of payroll costs and office related expenses. Selling and marketing expenses increased by 47% from $20,564 in the six months ended December 31, 2023 to $30,273 in the six months ended December 31, 2024. It was mainly due to an increase in sales staff’s performance-based bonus.

General and administrative expenses

Our general and administrative expenses mainly consist of salaries and bonus, as well as office related expenses. General and administrative expenses increased by $178,305 or 54%, from $331,610 for six months ended December 31, 2023 to $509,915 for six months ended December 31, 2024. The increase was mainly attributable to a decrease in salary and bonuses by 40% and the increase by 90% of our management team and professional fees in connection with our underwritten follow-on offering closed in September 2024.

Research and development expenses

Our R&D expenses mainly consist of salaries and benefits of our R&D staff for the development of Bidding Compass, our online ads bidding analysis software. Research and development expenses increased by $36,714 or 119%, from $30,842 for six months ended December 31, 2023 to $67,556 for six months ended December 31, 2024. It was mainly attributable to the increase in salaries of R&D staff.

Income taxes

We had income taxes of $40,030 and $234,610 for six months ended December 31, 2023 and 2024, respectively.

Net (loss)/income

As a result of the foregoing, we had net income of $0.76 million and net loss of $0.23 million for six months ended December 31, 2023 and 2024, respectively.

Liquidity and Capital Resources

As of December 31, 2024, we had $9,096,424 in cash and cash equivalents which increased by $2,440,690 from $6,655,734 as of June 30, 2024. Our principal sources of liquidity have been proceeds from operations. As reflected in the condensed unaudited consolidated financial statements (the “CFS”), we had a net shareholders’ equity of $18.74 million as of December 31, 2024, and $7.75 million of cash provided by financing activities for six months ended December 31, 2024. We completed our follow-on offering on September 20, 2024 and raised $7.75 million in net proceeds, as such we believe the current cash and cash equivalents will be sufficient to meet the anticipated working capital requirements and expenditures for the next 12 months.

We continue to explore opportunities to grow our business. However, we are growing our business scale on a fast track that necessitates additional working capital to finance our growth, so we expect that negative cashflows from operations will occur for the foreseeable future. While we have sufficient cash for the next 12 months from the date these financial statements are issued, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. We plan to raise additional capital, including among others, obtaining debt financing, to support our future operation. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all.

As a Cayman Islands exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, Beijing Haoxi Health Technology Co., Limited (“WFOE”) may provide Renminbi funding to the operating entity through capital injection or loans.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended December 31,
	2023 (US$)	2024 (US$)
Net cash provided by(used in) operating activities	301,000	(2,250,334)
Net cash used in investing activities	(16,162)	(3,074,823)
Net cash provided by financing activities	239,396	7,746,143
Effect of exchange rate changes on cash and cash equivalents	(614,803)	19,703
Net increase in cash and cash equivalents	(90,569)	2,440,690
Cash and cash equivalent at the beginning of the period	1,203,203	6,655,734
Cash and cash equivalent at the end of the period	1,112,634	9,096,424

Operating Activities

Net cash used in operating activities for six months ended December 31, 2024 was $2.25 million, compared to $0.30 million provided by operating activities for six months ended December 31, 2023. Compared with the same period, the decrease by $2.55 million during the comparative periods was mainly due to a decrease of change in accounts payable by $0.94 million, trade receivable by $0.30 million, and the decrease in net profit by $0.99 million.

Investing Activities

Net cash used in investing activities for six months ended December 31, 2024 was $3.07 million compared to $16,162 used in investing activities for six months ended December 31, 2023. The increase in cash used in investing was mainly due to the increase in the purchase of intangible assets by $2.03 million and loan to a non-affiliated third party by $1.08 million. The loan was made pursuant to an agreement dated November 5, 2024 and will mature on November 11, 2025 with an interest rate of 8% per annum.

Financing Activities

Net cash provided by financing activities for six months ended December 31, 2024 was $7.75 million, compared to $0.24 million provided by financing activities for six months ended December 31, 2023. The increase is mainly attributable to proceeds from our follow-on offering.

Capital Expenditures

We made capital expenditures of $5,135 and $16,162 for six months ended December 31, 2024 and 2023, respectively. Our capital expenditures have been used primarily to purchase fixed assets for business purposes. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of our business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation through and as of December 31, 2024.

The following table sets forth our contractual obligations as of December 31,2024.

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$1,121,668	$1,121,668	$—	$—
Lease obligations	$122,948	$81,965	$40,983	$—
Total	$1,244,616	$1,203,633	$40,983	$—

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

Our Company is a holding company with no material operations of its own. As most of our operations are conducted through the operating entity, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiaries, WFOE and Haoxi Beijing. Our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and Haoxi Beijing are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

Our Company, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiary, Haoxi Beijing.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, trade receivable, and amount due from related parties. As of December 31, 2023 and 2024, and June 30, 2024, all of our cash and cash equivalents were held by major financial institutions located in mainland China and Hong Kong. We believe these financial institutions are of high credit quality. For trade receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for trade receivable is significantly reduced. For amount due from related parties, we provide advances to the officers for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer and Supplier Concentration Risk

Major Customers

For the six months ended December 31, 2024, none of our customers contributed more than 10% of our total revenue. As of December 31, 2024, account receivable balance of Customers A, I, S and M accounted for approximately 31%, 27%, 12% and 11% of the Company’s total trade receivable.

For fiscal 2024, no customer contributed more than 10% of the total revenue of the Company. As of June 30, 2024, Customers A and I accounted for approximately 54% and 17% of the Company’s total trade receivable.

For the six months ended December 31, 2023, none of our customers contributed more than 10% of the total revenue of the Company. As of December 31, 2023, account receivable balance of Customer M accounted for approximately 64% of the Company’s total trade receivable.

Major Suppliers

For the six months ended December 31, 2024, Supplier L accounted for approximately 99% of the total purchases. As of December 31, 2024, Suppliers U and V accounted for approximately 51%and 49% of the Company’s trade accounts payable.

For fiscal 2024, Supplier L accounted for approximately 100% of our total purchases. As of June 30, 2024, Supplier P accounted for approximately 100% of the Company’s trade accounts payable.

For the six months ended December 31, 2023, Supplier L accounted for approximately 99% of the total purchases. As of December 31, 2023, Supplier P accounted for approximately 100% of the Company’s trade accounts payable.

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for six months ended December 31, 2024 and 2023 were increases of 0.1% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies and Estimates

Basis of presentation

The accompanying CFS are prepared and presented in accordance with U.S. GAAP.

Principles of consolidation

The accompanying CFS include the accounts of us, and our subsidiaries, of which we are the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances were eliminated in the consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these CFS, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our CFS include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, valuation allowance for deferred tax assets, fair value measurement for preferred shares. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Foreign currency translation and transactions

Our principal country of operations is the PRC. The financial position and results of our operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars (“US$”). Assets and liabilities are translated using the exchange rate at each balance sheet date. The statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period, and shareholders’ equity is translated at historical exchange rates. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income/(loss) in shareholders’ equity.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect our financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating our CFS in this prospectus:

	Six Months Ended December 31, 2024	Years Ended As of June 30, 2024	Six Months Ended December 31, 2024	Six Months Ended December 31, 2023
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:USD1	7.1884	7.1268	7.1373	7.1587

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Fair value of financial instruments

Our financial instruments primarily consist of cash and cash equivalents, trade receivable and amount due from related parties. The carrying values of these financial instruments approximate fair values due to their short term in nature.

Fair value (“FV”) is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a FV hierarchy which requires classification based on observable and unobservable inputs when measuring FV. There are three levels of inputs that may be used to measure FV:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate its hierarchy disclosures each quarter.

Revenue recognition

We are an online marketing solutions provider which provides customer-tailored internet marketing services based on data analysis technology through the operating entity. Our revenue primarily includes advertising service revenue.

We follow Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on our CFS, business process, controls, or systems.

Revenue from advertising services primarily consists of revenue from providing online advertising services. Revenue represents the amount of consideration that we are entitled to in exchange for the transfer of promised services in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of FASB ASC Topic 606, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. We also evaluate whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event we receive an advance from a customer, such advance is recorded as a liability to us.

Online Marketing Solutions Services

The operating entity provides one-stop online marketing solutions, including traffic acquisition from top online media platforms, content production, data analysis and advertising campaign optimization, through the operating entity to our advertisers. The operating entity charges the advertiser customers primarily based on a mix of Cost-Per-Click (“CPC”) (recognize revenue when specified action, such as click-throughs, is performed) or Cost-Per-Time (“CPT”) (recognized revenue over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation). Media partners may also grant to the operating entity rebates mainly based on gross advertisement spending (i) in the form of prepayments for future traffic acquisition; (ii) to net off the accounts payables we owed to them; or (iii) in cash. Media partners include both media platforms (such as Toutiao and Douyin) as well as authorized third-party agents of media platforms, through which the operating entity places ads for its advertiser customers when it has no direct contact with the platform. The operating entity procures ad slots from the media partners (which it regards as its suppliers) to place ads for its advertiser customers.

While none of the factors individually are considered presumptive or determinative, in this arrangement we are the primary obligor and responsible for (i) identifying and contracting with third-party advertisers which we view as customers, and delivering the specified integrated services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing content, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. We assume ownership in the specified service before the service is delivered to the advertiser and act as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis. Under this arrangement, the rebates earned from the media partners are recorded as a reduction of cost of services.

The core principle underlying the revenue recognition ASC 606 is that the Company recognizes revenue to represent the transfer of services to advertiser customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s advertising service contracts have one single performance obligation, being the promise to display advertiser customers’ advertisement on the media platform, The services, such as content production, data analysis and advertising campaign optimizations, are performed as inputs to produce or deliver the combined output specified by the advertiser customer, and are highly interrelated, thus each of services cannot be separately performed to fulfil the promise and is, therefore, not distinct. Under ASC 606, the related revenues are recognized. When the Company provides services to advertiser customers which are charged based on the CPC model, control of services transfers when the specific action such as click-throughs is performed. When the Company provides services to customers which are charged based on the time advertised under the CPT model, control of services transfers over time and revenue is recognized over the period of the contract by reference to the progress, which is measured by the duration for displaying the advertisement, towards complete satisfaction of that performance obligation, which is measured by the completion of the displaying period.

CPC is a performance-based metric and under which we charge our advertiser customers when an Internet user clicks the online advertisement we place. Most of our advertiser customers are charged based on the CPC mechanism. Under the CPT mechanism, we charge our advertiser customers for placing an online short video for a specific period of time. Few of our advertiser customers which intend to promote their brand name on the media platform adopt the CPT model.

The transaction price under CPC model for marketing solutions is based on the bidding price which varies from time to time due to the advertisement bidding price competition mechanism set by media platforms. Only the advertisement with the highest bidding prices can be displayed and such bidding prices are recognized as transaction prices once the Internet users click on the advertisements. We receive invoices from media partners. The invoiced fees contained therein are equal to: (x) traffic acquisition costs (equal to bidding price per click-through multiplied by users’ click-throughs), minus, (y) rebates from media partners as agreed, and the invoice fees are then recognized as cost of revenue. We then issue invoices to our advertiser customers, and charge them the amount equal to: (x) the traffic acquisition costs, plus, (y) service charge, and the total amount is recognized as revenue.

Under the CPT model, the transaction price we charge our advertiser customers for placing advertisement for a specific period of time is contractually agreed upon by our advertiser customers and us. We recognize revenue over the period of the contract by reference to the progress, which is measured by the duration for displaying the advertisement, towards complete satisfaction of that performance obligation, which is measured by the completion of the displaying period. We receive invoices from media partners equivalent to traffic acquisition costs (equal to the predetermined CPT by the media platforms, multiplied by the duration of display) minus rebates from media partners as agreed and recognized as cost of revenue.

Uncertain tax positions

We use a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of Haoxi HK and Haoxi Beijing are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the six months ended December 31, 2023 and 2024, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2023 or December 31, 2024. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent Issued or Adopted Accounting Standards

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. As an “emerging growth company,” or EGC, the Company elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2021, including interim periods beginning after December 15, 2022. While the Company continues to evaluate certain aspects of the new standard, it does not expect the new standard to have a material effect on its financial statements and the Company does not expect a significant change in its leasing activities between now and adoption.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for the year ending December 31, 2024, and the expanded interim disclosures are effective in 2025 and will be applied retroactively to all prior periods presented. The Company is currently evaluating the impact that ASU 2023-07 will have on our CFS.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our CFS and whether we will apply the standard prospectively or retroactively.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires disclosure of disaggregated income expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization, among other things. The amendment also requires companies to provide a qualitative description of expense captions not separately disaggregated, as well as the total amount of selling expenses and, annually, the entity’s definition of selling expenses. The amendment is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The Company is in the process of evaluating the impact ASU 2024-03 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.